UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-40401

Oatly Group AB (publ)

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Results of Operations and Financial Condition

On July 22, 2026, the Company issued a press release announcing its financial results for the quarter ended June 30, 2026. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Departure of Director; Appointment of New Director

On July 20, 2026, the board of directors of the Company (the “Board”) received notice from one of its directors, Wenjie Ma, that he would step down as a member of the Board, effective July 20, 2026. Mr. Ma’s decision was not due to any disagreement with the Company’s management or Board. The Board thanks Mr. Ma for his service.

Lifen Xu was appointed to the Board, also effective July 20, 2026, by the Company’s shareholder, Blossom Key (Hong Kong) Holdings Limited (“China Resources”), to replace Mr. Ma. Ms. Xu will serve as a director until the close of the annual general meeting to be held in 2027 and until her successor is duly elected and qualified (or her earlier death, resignation or removal).

Ms. Xu is the Vice President of China Resources Enterprise. She joined the China Resources Group in 2010 and has also served as a director in the Strategic Management Department of the China Resources Group. Ms. Xu has extensive experience in strategic management and investment management, with prior tenure at several internationally renowned consulting and investment advisory firms. She holds a Master of Management Science and Engineering from the School of Management, Zhejiang University.

Ms. Xu was appointed pursuant to China Resources’ board appointment rights, which are described under “Appointment Rights” in Item 6.A of the Company’s annual report on Form 20-F (the “Form 20-F”) filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2026.

Other than with respect to China Resources’ board appointment rights, there are no transactions in which Ms. Xu has an interest requiring disclosure under Item 7.B of the Form 20-F. Additionally, Ms. Xu does not have any family relationship with any director or executive officer of the Company or any person nominated or chosen by the Company to become a director or executive officer. Ms. Xu will be entitled to standard compensation available to all non-employee directors (as described under “Executive Officer, Non-Executive Director and Key Management Compensation” in Item 6.B of the Form 20-F).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Oatly Group AB (publ), dated July 22, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oatly Group AB (publ)

Date: July 22, 2026	By:	/s/ Marie-José David
	Name:	Marie-José David
	Title:	Chief Financial Officer